SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2008
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: November 13, 2008	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:	Immediate, November 13, 2008
CANADIAN PACIFIC DRIVES FOR GREATER EFFICIENCY
CALGARY — Canadian Pacific (TSX/NYSE: CP) will hold its Investor Conference today in Toronto. The workshop will be webcast live from 12:30 pm to 4:30 p.m. Eastern time (10:30 am to 2:30 pm Mountain time).
“Canadian Pacific is driving greater efficiency into all aspects of the business,” said Fred Green, President and Chief Executive Officer. “We are accelerating our efficiency efforts and will continue with our disciplined approach to pricing and yield to deliver value to our shareholders despite the uncertainty of the economic climate.”
“Canadian Pacific plans capital investment in 2009 consistent with the current economic conditions,” said Kathryn McQuade, Executive Vice President and Chief Financial Officer. “We are pacing our capital investments to match the needs of our customers, and this will result in a significant reduction in our 2009 capital spending when compared with previous years.”
Capital investment is expected to be in the range of $800 million to $820 million which is a reduction of approximately $200 million when compared with the combined CP and Dakota Minnesota & Eastern Railroad (DM&E) expected capital spend for the full year 2008. This outlook assumes an average currency exchange rate of $1.17 per U.S. dollar (US$0.85).
Included in this capital plan is basic renewal of track infrastructure and the locomotive fleet, year one of a multi year intermodal terminal build at Regina, as well as pilot technology projects linked to the Railway of the Future program. Also included is US $100 million for upgrading the DM&E infrastructure which is consistent with the plans that were announced with the acquisition.
A live audio webcast of today’s Investor Conference and all presentation slides will be available on the Investors section of CP’s website, www.cpr.ca. The webcast and presentation slides will also be archived on the website.
Canadian Pacific 2009 guidance includes capital investment plans only.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:

Media Leslie Pidcock Tel.: (403) 319-6878 email: leslie_pidcock@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca